Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Nine months ended September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Earnings:

Income before income taxes	$11,657	$25,493	$33,094	$31,845	$23,399	$19,184	$23,900
Fixed charges	823	552	721	668	653	809	874
Total earnings	$12,480	$26,045	$33,815	$32,513	$24,052	$19,993	$24,774

Fixed Charges:

Interest expense	145	40	28	17	3	12	18
Estimated interest within rental expense (1)	678	512	693	651	650	797	856
Total fixed charges	$823	$552	$721	$668	$653	$809	$874

Ratio of earnings to fixed charges	15.2	47.2	46.9	48.7	36.8	24.7	28.3

(1) The Company utilized 25% of rental expenses relating to operating leases as the interest portion which it believes is a reasonable approximation of interest factor.